FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........        No.....X.....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the First Quarter ended February 26, 2005 dated April 25, 2005	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE FIRST QUARTER

ENDED 26 FEBRUARY 2005

TM Group Holdings PLC today announced results for the first quarter ended 26 February 2005.

Financial highlights (UK GAAP):

	13 weeks ended
	26.02.05	28.02.04
	£ millions
Turnover	170.9	157.6

Operating Profit
- before exceptional items	4.5	4.4

PBIT	5.0	5.3

EBITDA
- before exceptional items	8.3	8.0

Turnover at £170.9m for the quarter was £13.3m higher than prior year, including £21.2m from the acquired Dillons Stores. Same store takings before lottery were lower than prior year in the first quarter.

Operating profit before exceptional items of £4.5m was ahead of the same quarter last year.

PBIT at £5.0m was £0.3m lower in the quarter after charging exceptional costs of £0.5m.

EBITDA before exceptional items for the quarter of £8.3m was £0.3m higher than prior year.

Commentary

Turnover at £170.9m for the 13 weeks to 26 February 2005 was £13.3m higher than prior year, including £21.2m for the acquired Dillons stores.

Operating profit for the quarter before exceptional costs was £0.1m higher than prior year at £4.5m.

Same store takings before lottery were 2.1% lower than last year. The weighted average store base for the quarter was 11.0% higher than least year due to the impact of Dillons.

The same store sales performance was influenced by lower sales of phone top up products, tobacco and news. Grocery continued to show good growth. Sales performance over the Christmas season was reasonable overall.

Trading margins were broadly similar to prior year, in percentage terms, including the Dillons CTNs.

Branch costs were higher due to the increased store base and the latest rise in the National Minimum Wage. Overheads were lower in the quarter following the recent restructuring.

Exceptional costs of £0.5m comprised further restructuring costs.

The number of trading stores at the end of the quarter was 1,318 after a net reduction of 9 during the quarter. Of the closing base, 304 were classified Convenience stores, 120 Variety stores and 894 Newsagents.

Net interest payable at £3.9m for the quarter was £0.3m lower than prior year.

Sterling strengthened to £1 = $1.9150 at the quarter end, giving rise to an unrealised exchange gain for the quarter of £0.9m, net of the revaluation of currency hedges.

Cash outflow from operating activities for the quarter was £2.5m. This was ahead of prior year, principally reflecting the non-participation in available seasonal extended credit at the 2004 year end.

At the quarter end, cash and bank balances were £9.2m. There were no drawings under the company’s working capital facilities at the end of the quarter.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended
	26.02.05	28.02.04
Sales:	170,947	157,628

Operating costs	(166,455)	(153,193)
Exceptional	(499)	—

	(166,954)	(153,193)

Operating profit	4,492	4,435
Exceptional	(499)	—

	3,993	4,435

Profit on asset disposals	983	855

Profit before interest and taxation	4,976	5,290

Net interest payable	(3,941)	(4,235)
Exchange movement on re-translation of Senior Notes and Currency Hedge	921	6,717

Net interest payable and similar charges	(3,020)	2,482

Profit before taxation	1,956	7,772
Taxation	(805)	(2,539)

Profit after taxation	1,151	5,233

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	26.02.05	27.11.04
	(£ thousands)
Fixed assets
Tangible fixed assets	45,482	45,747
Intangible fixed assets	15,653	15,777

	61,135	61,524

Current assets
Inventories	36,552	38,880
Debtors	32,675	31,868
Other current asset	78	—
Cash at bank and in hand	9,160	15,237

	78,465	85,985

Creditors: amounts falling due within one year
Trade creditors	(48,010)	(57,746)
Other liabilities	(30,694)	(26,521)

	(78,704)	(84,267)

Net current (liabilities)/assets	(239)	1,718

Total assets less current liabilities	60,896	63,242

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(127,720)	(128,949)
Other	(647)	(3,100)

	(128,367)	(132,049)

Provisions for liabilities and charges	(4,237)	(4,052)

Net liabilities	(71,708)	(72,859)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(32,555)	(33,706)
Other reserve	(59,892)	(59,892)

	(71,708)	(72,859)

The dollar liability under the Senior Notes has been translated at $1.9150 being a representative US dollar/UK sterling exchange rate on 26 February 2005.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended
	26.02.05	28.02.04
	£ millions
Net cash outflow from operating activities	(2,528)	(12,059)

Returns on investments and servicing of finance
Net interest received/(paid)	33	(8)

Tax paid	(920)	(680)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(2,928)	(2,418)
Receipts from sale of tangible fixed assets	1,650	1,607

	(1,278)	(811)

Acquisitions and disposals
Purchase of businesses	(2,134)	(502)
Sale of businesses	1,250	1,250

	(884)	748

Management of liquid resources
Decrease in short-term deposits	2,419	4,884

Net cash outflow before financing	(3,158)	(7,926)

Financing

Purchase of hedging instruments	(500)	—

Decrease in cash (excluding short-term deposits)	(3,658)	(7,926)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended
	26.02.05	28.02.04
	£ millions
Operating profit	3,993	4,435
Depreciation and amortisation charges	2,812	2,666
Movement in provisions	(126)	(115)
Decrease in inventories	2,347	822
(Increase)/decrease in debtors	(2,057)	2,101
Decrease in creditors	(9,497)	(21,968)

Net cash outflow from operating activities	(2,528)	(12,059)

Contact:	Jonathan Miller
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Finance Director